December 11, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Loan Lauren P. Nguyen, Special Counsel

Re:	Registration Statement on Form F-1
Filed November 8, 2013
File No. 333-192246
Registration Statement on Form F-4
Filed November 8, 2013
File No. 333-192247

Dear Ms. Nguyen:

Reference is made to the draft confidential registration statement on Form F-1 of Scorpio Bulkers Inc. (the “Company”) in connection with the registration of the Company’s common stock, par value $0.01 per share (the “Registration Statement on Form F-1”), and the draft confidential registration statement on Form F-4 of the Company in connection with the Company’s concurrent exchange offer (the “Registration Statement on Form F-4”, and together with the Registration Statement on Form F-1, the “Original Draft Registration Statements”) under the Securities Act of 1933, as amended (the “Securities Act”) that were confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on October 1, 2013 and September 20, 2013, respectively. By letter dated October 17, 2013 (the “First Comment Letter”) the staff (the “Staff”) of the Commission provided the Company with its comments to the Original Draft Registration Statements. The first amended registration statement on Form F-1 (the “First Amended Registration Statement on Form F-1”) and the first amended registration statement on Form F-4 (the “First Amended Registration Statement on Form F-4”, and together with the First Amended Registration Statement on Form F-1, the “First Amended Registration Statements”), which responded to the Staff’s comments contained in the First Comment Letter, were filed with the Commission for review on November 8, 2013. By letter dated November 25, 2013, the Staff provided the Company with its comments to the First Amended Registration Statements (the “Second Comment Letter”). The second amended registration statement on Form F-1 (the “Second Amended Registration Statement on Form F-1”) and the second amended registration statement on Form F-4 (the “Second Amended Registration Statement on Form F-4”, and together with the Second Amended Registration Statement on Form F-1, the “Second Amended Registration Statements”), which responded to the Staff’s comments contained in the Second Comment Letter, were filed with the Commission for review on November 27, 2013.

The third amended registration statement on Form F-1 (the “Third Amended Registration Statement on Form F-1”) and the third amended registration statement on Form F-4 (the “Third Amended Registration Statement on Form F-4”, and together with the Third Amended Registration Statement on Form F-1, the “Third Amended Registration Statements”), were filed with the Commission for review on December 2, 2013 and included only Exhibits 4.1, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11 and 10.12. By letter dated December 5, 2013, the Staff provided the Company with its comments to the Second Amended Registration Statements and the Third Amended Registration Statements (the “Third Comment Letter”). The fourth amended registration statement on Form F-1 (the “Fourth Amended Registration Statement on Form F-1”), which responded to the Staff’s comments contained in the Third Comment Letter was filed with the Commission for review on December 6, 2013. By letter dated December 9, 2013, the Staff provided the Company with its comments to the Fourth Amended Registration Statement on Form F-1 (the “Fourth Comment Letter”). The fifth amended registration statement on Form F-1 (the “Fifth Amended Registration Statement on Form F-1”), which responded to the Staff’s comments contained in the Fourth Comment Letter, was filed with the Commission for review today. Together with this letter, the Company has today filed its fourth amended registration statement on Form F-4 (the “Fourth Amended Registration Statement on Form F-4”, and together with the Fourth Amended Registration Statement on Form F-1, the “Fourth Amended Registration Statements”), which responds to the Staff’s comments contained in the Third Comment Letter.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Fourth Amended Registration Statements, as applicable. The following numbered paragraphs correspond to the numbered paragraphs in the Third Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Fourth Amended Registration Statement on Form F-4 showing changes made from the Second Amended Registration Statement on Form F-4. Page numbers referenced are to the Fourth Amended Registration Statement on Form F-4.

Registration Statement on Form F-4

General

1.	Please refer to comment 4 of our letter dated October 17, 2013. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials. Alternatively, please confirm that you do not have any additional pages which include pictures or graphics to be presented.

The Company confirms to the Staff that it does not have any additional pages, which include pictures or graphics, to be presented. The Company further advises the Staff that it does not intend to include any pictures or graphics in the prospectus.

Future sales of our common stock, page 44

2.	We note the disclosure on page 67 that you will pay Scorpio Services Holding Limited fees for arranging vessel acquisitions payable in your common shares. Please revise the last sentence of this risk factor to also highlight the dilutive effect that this arrangement could have on your shareholders.

In response to the Staff’s comment, the Company has revised its disclosure on page 44 of the Fourth Amended Registration Statement on Form F-4 to highlight the dilutive effect that the arrangement referenced above could have on its shareholders.

The Exchange Offer, page 84

Conditions of the Exchange Offer, page 86

3.	We note your response to our prior comment 18. It appears that the determination of whether the condition has been satisfied is not based on an objective legal standard. Please revise to clarify the objective standard you will use for the determination of whether the condition has been satisfied or please advise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 15 and 110 of the Fourth Amended Registration Statement on Form F-4 to clarify that the condition will be determined by the Company, based upon its reasonable belief, after consultation with its U.S. legal counsel.

Exhibit 8.1

4.	Please revise to include counsel’s consent to being named in the prospectus and to the prospectus discussion of the opinion.

The Company’s counsel has revised the opinion contained in Exhibit 8.1 to include its consent to being named in the prospectus and to the prospectus discussion of the opinion.

Registration Statement on Form F-1

Dilution, page 40

5.	We note your response and revised disclosure to our prior comment 24; however, it appears that you have excluded all shares of restricted stock, including shares that were issued prior to the period ended September 30, 2013. In this regard, we note that 2,775,000 shares of restricted stock were issued on September 30, 2013 and 1,380,000 shares of restricted stock were issued subsequent to September 30, 2013. Please revise accordingly.

The Company advises the Staff that it has responded to this comment in its filing of the Fourth Amended Registration Statement on Form F-1 with the Commission.

Independent Accountant’s Report, page F-2

6.	Please explain why reference to the consolidated statement of changes in shareholders’ equity in your independent accountant’s report has been deleted. As the consolidated statement of changes in shareholders’ equity is included in your set of consolidated financial statements, please revise your independent accountants report to make reference to the statement of changes in shareholders’ equity.

The Company’s independent accountant has revised its report to include the consolidated statement of changes in shareholders’ equity, which was inadvertently deleted.

Notes to the consolidated financial statements

Related Party Transactions, page F-14

7.	Under Certain Relationships and Related Party Transactions, we note that you entered into an administrative services agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. As SSH is also controlled and owned by the Lolli-Ghetti family, please expand your related party disclosure to include the nature your relationship with SSH and the nature and terms of the administrative services agreement.

In response to the Staff’s comment, the Company has revised its disclosure in Note 9 on page F-18 to expand the related party disclosure to include the nature of the Company’s relationship with SSH and the nature and terms of the Administrative Services Agreement.

Other

8.	Please make conforming changes with respect to comments issued on the Form F-1 to the Form F-4, where applicable.

The Company confirms that it has made conforming changes to the comments applicable to the Fourth Amended Registration Statement on Form F-4.

Exhibit 8.1

9.	Please revise to include counsel’s consent to being named in the prospectus and to the prospectus discussion of the opinion.

The Company has filed a revised opinion of counsel contained in Exhibit 8.1 to include its consent to being named in the prospectus and to the prospectus discussion of the opinion.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265 or Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Edward S. Horton
Edward S. Horton